Exhibit 17.1

Date:                      November 26, 2007

Dr. Mulugetta Bezzabeh
CEO and Chairman
Rx for Africa, Inc.
P.O. Box 919 code 1110
Ethiopia

Dear Dr. Bezzabeh:

Please use this letter as my notification of resignation as Board member of Rx for Africa, Inc. as of December 1, 2007.

Since the winding down of the DVD business is approaching nearly to completion and my personal background is not really related to the pharmaceutical industry as the newly merged entity is involved, I am therefore tendering my resignation from the Board to pursue my other personal endeavors.

It has been a good association with you.

Sincerely,

/s/  James K. T. Lu
________________________
      James K. T. Lu

Cc: Howard Becker – Director, Rx for Africa, Inc.